Filed Pursuant to Rule 433

Registration No. 333-207139

October 4, 2017

Final Term Sheet

800,000 6.125% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units

(Liquidation Preference $1,000 per unit)

The information in this final term sheet supplements the preliminary prospectus supplement of Plains All American Pipeline, L.P., dated October 2, 2017 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Terms used but not defined herein have the meanings assigned to such terms in the Preliminary Prospectus Supplement.

Issuer:	Plains All American Pipeline, L.P.

Security Ratings (Moody’s / S&P / Fitch)*	Ba3 / BB / BB

Trade Date:	October 4, 2017

Settlement Date:	October 10, 2017 (T + 3)

Title of Securities:	6.125% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (the “units”).

Number of Units:	800,000 units.

Public Offering Price:	$1,000 per unit; $800,000,000 total.

Net Proceeds:	Approximately $787.8 million (after deducting underwriting discounts and estimated offering expenses).

Maturity Date:	Perpetual (unless redeemed on or after November 15, 2022 or in connection with a Ratings Event).

Liquidation Preference:	$1,000 plus accumulated and unpaid dividends (subject to adjustment for any splits, combinations, or similar adjustment to the units).

Distribution Payment Dates:

Semi-annually in arrears on the 15th day of each May and November through and including November 15, 2022, commencing on November 15, 2017, and, after November 15, 2022, quarterly in arrears on the 15th day of February, May, August and November of each year (each a “Distribution Payment Date”) to holders of record as of the close of business on the first Business Day of the month of the applicable Distribution Payment Date. A pro-rated initial distribution on the units will be payable on November 15, 2017 in an amount equal to approximately $5.9549 per unit. If any Distribution Payment Date otherwise would fall on a day that is not a Business Day, declared distributions will be paid on the immediately succeeding Business Day without the accumulation of additional distributions.

Distribution Rate:

The initial distribution rate for the units from and including the date of original issue to, but not including November 15, 2022, will be 6.125% per annum of the $1,000 liquidation preference per unit (equal to $61.25 per unit per annum). On and after November 15, 2022, distributions on the units will accumulate at a percentage of the liquidation preference equal to the three-month LIBOR plus a spread of 4.11%.

Optional Redemption:	At any time within 120 days after the conclusion of any review or appeal process instituted by the issuer following the occurrence of a Ratings Event, the issuer may, at its option, redeem the units in whole, but not in part, at a redemption price in cash per unit equal to $1,020 (102% of the liquidation preference of $1,000) plus an amount equal to all accumulated and unpaid distributions thereon to, but not including, the date fixed for redemption, whether or not declared. Any such redemption would be effected only out of funds legally available for such purposes and will be subject to compliance with the provisions of the issuer’s outstanding indebtedness.

At any time on or after November 15, 2022, the issuer may redeem the units, at its option, in whole or in part, by paying $1,000 per unit plus an amount equal to all accumulated and unpaid distributions thereon to, but not including, the date of redemption, whether or not declared. The issuer must provide not less than 30 days’ and not more than 60 days’ written notice of any such redemption. The issuer may undertake multiple partial redemptions. Any such redemption would be effected only out of funds legally available for such purposes and will be subject to compliance with the provisions of the issuer’s outstanding indebtedness.

CUSIP/ISIN:	726503AE5 / US726503AE55

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

Co-Managers:

BBVA Securities Inc.

BNP Paribas Securities Corp.

DNB Markets, Inc.

Mizuho Securities USA Inc.

MUFG Securities Americas Inc.

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

SunTrust Robinson Humphrey, Inc.

BB&T Capital Markets, a division of BB&T Securities, LLC

BMO Capital Markets Corp.

Deutsche Bank Securities Inc.

U.S. Bancorp Investments, Inc.

Listing	The issuer does not intend to apply for the listing of the units on any securities exchange.

*                                         Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time

The underwriters expect that the Series B Preferred Units will be delivered to purchasers in global form through the book-entry delivery system of The Depository Trust Company (“DTC”) for the accounts of its participants, including Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”), and Clearstream Banking, société anonyme (“Clearstream”) on or about October 10, 2017. Euroclear has advised us that it was created in 1968 to hold securities for its participants and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing, and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. under contract with Euroclear plc, a United Kingdom corporation. Euroclear participants include banks, including central banks, securities brokers and dealers and other professional financial intermediaries. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.  Purchases of Series B Preferred Units under the DTC system must be made by or through DTC participants, which will receive a credit for the Series B Preferred Units on DTC’s records. The ownership interest of each actual purchaser of each Series B Preferred Unit (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Series B Preferred Units are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Series B Preferred Units, except in the event that use of the book-entry system for the Series B Preferred Units is discontinued.  Interests held through Clearstream and Euroclear will be recorded on DTC’s books as being held by the U.S. depositary for each of Clearstream and Euroclear, which United States depositaries will in turn hold interests on behalf of their participants’ customers’ securities accounts.

All information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

This communication is intended for the sole use of the person to whom it is provided by the issuer. This communication does not constitute an offer to sell the units and is not soliciting an offer to buy the units in any jurisdiction where the offer or sale is not permitted.

It is expected that delivery of the units will be made to investors on or about October 10, 2017, which will be the third business day following the date hereof (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the units on any date prior to two business days before delivery will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the units who wish to trade the units on any date prior to two business days before delivery should consult their own advisors.

The issuer has filed a registration statement (including a base prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-(212) 834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-(800) 294-1322, Morgan Stanley & Co. LLC at 1-(866) 718-1649 or Wells Fargo Securities, LLC 1-(800) 645-3751.